SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 19, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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FOR IMMEDIATE RELEASE

              CNOOC and Kerr-McGee Sign New Exploration Contract

(Hong Kong, June 18, 2003) -CNOOC Limited (the "Company", SEHK: 883, NYSE:
CEO) announced today that its parent -- China National Offshore Oil Corporation ("CNOOC") has signed a production sharing contract (PSC) in Bohai Bay with Kerr-McGee China Petroleum Ltd. ("Kerr-McGee"), an affiliate of Kerr-McGee Corp. (NYSE: KMG).

The PSC covers Block 09/06 which is located in the western part of Bohai Bay. It has a total exploration area of about 1,788 square kilometers. Kerr-McGee is committed to drilling one wildcat well in the first contract phase with an option to commit to additional wells in subsequent phases.

"Oil companies continue to be attracted by Bohai Bay prospects and they remain active there," said Mr. Zhang Guohua, the new exploration chief of the Company.

"We welcome and expect continued exploration interests offshore China under our PSC regime. We are committed to attracting international petroleum companies such as Kerr-McGee in searching for oil and gas offshore China. It's a win-win formula," commented Mr. Cao Yunshi, the General Counsel and Senior Vice President of the Company.

Under the terms of the PSC, Kerr-McGee will fund 100% of the exploration expenditures. CNOOC Limited has the right to co-invest up to a 51% participating interest in developing any commercial discoveries in the block.

Kerr-McGee also holds interests and operates three other PSCs in Bohai Bay.

End

Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,000 employees. The Company has become the largest offshore oil producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn,
        --------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
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         carol.chan@knprhk.com
         ---------------------
         maggie.chan@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                            CNOOC Limited


                                            By:  /s/ Cao Yunshi
                                                 ----------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary

Dated: June 19, 2003